October 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re: Tavia Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 6, 2024

File No. 333-280275

Dear Mr. Holt:

On behalf of Tavia Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated October 9, 2024, relating to the Company’s Amendments No. 4 to the Registration Statement on Form S-1 (File No. 333-280275). An electronic version of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 5, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1 filed September 6, 2024 General

1.	We note your response to prior comment 1, including removing the registration of the convertible preferred securities from your registration statement. We also note, however, that the Class P ordinary shares will be automatically convertible into convertible preferred shares in connection with the initial business combination, which may occur within one year. Given that the Class P ordinary shares may convert automatically into convertible preferred shares within one year of registration, please register the underlying shares of convertible preferred and the class A ordinary shares underlying the convertible preferred shares in accordance with Securities Act Sections C&DI Question 103.04.

October 29, 2024

Further, we continue to note your disclosure that the terms of the convertible preferred shares may be changed before their issuance, including that “the terms of the convertible preferred shares may be amended in connection with [the] initial business combination” and that you “might also consider amending the terms of the convertible preferred shares, including with respect to dividend rate or conversion price, if [you] believe it would make the consummation of the business combination more likely or reduce the number of public shares being redeemed in connection with such business combination.” Please disclose all material required information regarding the terms of the underlying convertible preferred shares and their conversion into Class A ordinary shares that investors would need to make an informed investment decision. If you are unable to disclose all material terms of the convertible preferred shares in your registration statement, please revise the terms of your offering accordingly.

Response: In response to Staff’s comment, the Company has revised the structure of the offering throughout the Amended Registration Statement. Pursuant to the revised offering structure, the Company will be offering 10,000,000 units, with each unit consisting of one ordinary share and one-half of one warrant.

2.	We note your response to prior comment 2. To the extent that the Class P ordinary shares continue to be offered and sold as part of this offering and will be listed prior to the issuance of the convertible preferred shares, we continue to consider your response to prior comment 2 and how the listing of the Class P ordinary shares would comport with the Nasdaq Global Market’s requirements for convertible securities.

Response: In response to Staff’s comment, as noted above, the Company has revised the offering structure throughout the Amended Registration Statement.

Cover Page

3.	We note your response to prior comment 4. As previously requested, please revise to identify your principal executive office, rather than the address of your agent for service of process.

Response: In response to Staff’s comment, the Company has revised the disclosure on the cover page, pages 10 and 97 of the Amended Registration Statement.

October 29, 2024

Permitted Purchases of Our Securities, page 88

4.	We note the revisions to the agreement filed as Exhibit 10.1 made in response to prior comment 5. Please revise the disclosure to clearly reflect the restrictions on voting as set forth in the agreement.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 9, 14, 20, 29, 50, 88 105, 106, 113, and 114 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason Simon
Jason Simon, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Tavia Acquisition Corp.